SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 11 September 2025

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Interim Dividend - Pence Sterling Amount Payable dated 11 September 2025

Exhibit No: 99.1

11 September 2025

InterContinental Hotels Group PLC ("IHG")

Interim Dividend - Pence Sterling Amount Payable

On 7 August 2025, the Board of IHG announced an interim dividend for 2025 of 58.6 cents per share and that the corresponding amount in Pence Sterling per share would be announced on 11 September 2025.

The Pence Sterling amount payable in respect of the interim dividend has been determined with reference to the average of the market exchange rates on the three working days commencing 8 September 2025, using the WMR closing mid-point spot rate as at 4:00pm (London time), as published in the Financial Times, resulting in an applicable exchange rate of £1:US$1.3542.

Accordingly, the Pence Sterling amount payable to shareholders in relation to the interim dividend will be 43.3 pence per ordinary share.

For further information, please contact:

Investor Relations:	Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0)7825 655 702); Joe Simpson (+44 (0)7976 862 072)
Media Relations:	Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

About IHG Hotels & Resorts:

IHG Hotels & Resorts (tickers: LON:IHG for Ordinary Shares; NYSE:IHG for ADRs) is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 20 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes with over 145 million members, IHG has more than one million rooms and 6,700 open hotels in over 100 countries, and a development pipeline of over 2,200 properties.

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      Luxury & Lifestyle: Six Senses, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo

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      Premium: voco hotels, Ruby, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels

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      Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner hotels, avid hotels

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      Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites

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      Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 385,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the new IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	11 September 2025